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                             August 30, 2023

       Deanna White
       Chief Financial Officer
       SURF AIR MOBILITY INC.
       12111 S. Crenshaw Blvd.
       Hawthorne, CA 90250

                                                        Re: SURF AIR MOBILITY
INC.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 4,
2023
                                                            CIK No. 0001936224

       Dear Deanna White:

              We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted August 4, 2023

       Cover Page

   1. Please revise to provide the offering price disclosure by Item 501(b)(3) of Regulation S-K.
   2.                                                   Please revise
disclosures that appear to relate to your direct listing IPO. For example, you disclose here that
"[u]nlike an initial public offering, the resale by the Selling
                                                        Stockholders is not
being underwritten by any investment bank." You also disclose here that "[s]uch sales, if
any, will be made through brokerage transactions on the New York
                                                        Stock Exchange (the
NYSE   )," which is inconsistent with your Plan of Distribution
                                                        disclosure on pages
172-173.
 Deanna White
SURF AIR MOBILITY INC.
August 30, 2023
Page 2
General

3. Please revise this draft registration statement, as necessary, to reflect corresponding revisions made in response to our comments on the draft registration statement on Form
         S-1 that you filed concurrently with this draft registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Irene Barberena-Meissner at (202) 551-6548 or Daniel Morris, Legal
Branch Chief, at (202) 551-3314 with any questions.



FirstName LastNameDeanna White                               Sincerely,
Comapany NameSURF AIR MOBILITY INC.
                                                             Division of
Corporation Finance
August 30, 2023 Page 2                                       Office of Energy &
Transportation
FirstName LastName